SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

Global Income Trust, Inc.

(Name of Subject Company)

Global Income Trust, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

37951V 102

(CUSIP Number of Class of Securities)

Andrew A. Hyltin

President and Chief Executive Officer

450 South Orange Avenue

Orlando, Florida 32801

407-650-1000

Copy to:

Richard E. Baltz, Esq.

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 20004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Global Income Trust, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 450 South Orange Avenue, Orlando, Florida 32801, (407) 650-1000.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of November 1, 2013 there were 8,257,410 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s business address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the offer (the “Offer”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Bidders”) to purchase up to 500,000 Shares at a per Share purchase price equal to $3.00 (the “Offer Price”) upon the terms and subject to the conditions set forth in the Bidders’ Offer to Purchase dated November 13, 2013 (the “Offer to Purchase”). The Offer is being made pursuant to the Offer to Purchase and a related Tender Offer Statement on Schedule TO (the “Schedule TO”), each of which documents were filed by the Bidders with the United States Securities and Exchange Commission (the “SEC”) on November 13, 2013 with the commencement of the Offer.

According to the Offer to Purchase and Bidders’ related Schedule TO, the Bidders’ address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Bidders and their respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Proposal I: Election of Directors - Compensation of Independent Directors,” “Executive Compensation” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 29, 2013 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously sent to stockholders and is available free of charge on the SEC’s website at www.sec.gov or by writing to Global Income Trust, Inc., Attn.: Investor Relations, 450 South Orange Avenue, Orlando, Florida 32801.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

After careful evaluation of the Offer and consultation with the Company’s management and outside legal advisors, the board of directors of the Company (the “Board”) has determined, for the reasons set forth herein below, that the Offer is not in the best interests of the stockholders.

Accordingly, the Board of Directors recommends that the Company’s stockholders reject the Offer and not tender their Shares to the Bidders for purchase pursuant to the Offer.

Nonetheless, the Board believes that each stockholder must evaluate whether to tender his, her or its Shares to the Bidders pursuant to the Offer based on all the information available, including the factors considered by the Board and described below.

Background

On November 13, 2013, the Bidders filed a Schedule TO and related Offer to Purchase with the SEC, commencing the Offer.

On November 20, 2013, the Board held a meeting with members of the Company’s management. Also participating in the meeting, a representative from Arnold & Porter, LLP, the Company’s outside legal counsel, reviewed with the Board its duties under the SEC’s tender offer regulations in connection with the Offer. Members of management reviewed with the Board certain financial matters related to the Offer. The Board discussed the terms of the Offer and, following these discussions, the Board determined that the Offer was not in the best interests of the Company’s stockholders, and recommended that the stockholders reject the Offer and not tender their Shares to the Bidders for purchase pursuant to the Offer.

Reasons for the Recommendation

In support of its determination that the Offer is not in the best interests of the stockholders and in making the recommendation to the stockholders to reject the Offer and not tender their Shares pursuant to the Offer, the Board considered the following factors in evaluating the terms, conditions and merits of the Offer:

•	The Board believes that the Offer represents an opportunistic attempt by the Bidders to purchase Shares at a low price and deprive the Company’s stockholders who tender Shares pursuant to the Offer of what the Bidders consider to be the full current value of the Shares, as well as, the potential opportunity to realize the long-term value of their investment in the Company. In this regard, by their own admission, the Bidders state:

“The [Bidders] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.”

“…[the Bidders] have estimated that the REIT Shares are worth approximately $6.71 per share.”

“…the company’s shares are worth more than [the Bidders’] offer price…”

“[The Bidders’] offer price [of $3.00 per share] was determined by applying a discount to [the Bidders’] own estimated appraised value of $6.71…”

“…[the Bidders] are not qualified real estate appraisers.”

“No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Bidders] or any affiliate of the [Bidders] as to such fairness.”

“Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of the Shares, including potential future dividends from property operations or dispositions…”

“…[the $3.00 offer price]…may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the REIT.”

“…[the Bidders’] offer may not represent the fair assessment of the shares’ potential value if a liquidation of the company’s assets or a liquidity event involving the shares were to occur.”

•	The Bidders applied an arbitrary liquidity discount rate of 55%, as described in their Offer to Purchase, in determining the $3.00 per Share Offer Price; however, they do not provide an analysis as to how they arrived at their liquidity discount rate. Rather, the Bidders indicate that the 55% discount rate is simply a function of arriving at an Offer Price that they believe is both (i) sufficiently low enough to allow the Bidders to achieve their desired rate of return, and at the same time (ii) high enough that a number of stockholders will accept their Offer.

•	According to the Bidders, the Offer is based on the Company’s net operating income (“NOI”), determined in accordance with generally accepted accounting principles (“GAAP”) (including additions and subtractions for certain non-cash items, such as straight-lined rental revenue and the amortization of lease intangibles) as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Company believes that, in practice, real estate is more typically valued based on projected cash basis NOI, rather than historical GAAP basis NOI. The Company’s monthly cash rental revenue has increased and is scheduled to increase in the near future for its two largest tenants. Cash basis NOI, after these scheduled increases, would be higher than the historical GAAP basis NOI for the period used by the Bidders. Even under the Bidders’ calculations, this would result in a higher determination of value.

•	Effective April, 2013, the Board determined that it was in the Company’s best interest to suspend its stock redemption plan (the “Redemption Plan”); however, during the six months ended June 30, 2013, the Company fulfilled all eligible outstanding redemption requests for an aggregate of 130,215 Shares, or a total of approximately $1.2 million. Further, the Board is not aware of any secondary sales of the Company’s Shares since the suspension of the Redemption Plan. Accordingly, while the Board acknowledges the limited liquidity for the Shares, the Board also believes that there currently is not significant stockholder demand for immediate liquidity at the price proposed by the Bidders.

•	There is no guarantee that the Offer can or will be completed as soon as the Bidders imply, if at all. In this regard the Board noted that the Offer is currently scheduled to expire on December 23, 2013, and may be extended by the Bidders in their sole discretion, or in accordance with SEC rules in certain circumstances. In addition, the Offer is subject to a number of conditions, some of which provide the Bidders with the sole discretion to determine whether the conditions have been met, such as the Bidders’ determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Bidders. The Board also noted that an amendment or termination of the Offer can occur with less than a day’s notice to stockholders.

•	In April 2010, the Company commenced its initial public offering (“Public Offering”), and until it closed on April 23, 2013, the Company consistently sold Shares at a price of $10.00 per Share. The Company received net proceeds of approximately $71.5 million in its Public Offering, which were used primarily to acquire properties with an aggregate contract price of approximately $121 million. At September 30, 2013, the Company had $10.9 million of unused proceeds which it intends to use to make select capital improvements in connection with extending the terms of certain of its leases, to establish a reserve for operating cash flows, and to potentially invest any remaining amounts in real estate or other permitted investments. The Board believes it to be premature for the Company’s stockholders to accept the Bidders’ offer before such changes can be fully implemented. Nevertheless, the Board acknowledges that liquidity for the Shares is limited, and each stockholder must make his, her, or its decision with respect to the Offer.

•	As previously reported to stockholders, with the close of the Public Offering in April 2013, the Company’s advisor began informally exploring strategic liquidity alternatives for consideration by the Board. As part of that process, the Board formed a special committee comprised of its independent directors (the “Special Committee”). In August 2013, the Special Committee engaged SunTrust Robinson Humphrey, Inc. as its financial advisor, to help it consider possible strategic alternatives. Stockholders choosing to participate in the Offer by selling Shares to the Bidders will lose the right to receive any consideration received in a possible liquidity event or liquidating distributions made or declared after the expiration of the Offer. However, stockholders should not assume that a liquidity event will occur in the foreseeable future or at all in making a decision as to whether to tender Shares pursuant to the Offer. The actual date of any such liquidity event is at the discretion of the Board, and is subject to the Company’s governing documents.

•

The Board considered the Company’s future prospects, noting in particular that the Company owns a portfolio of nine properties with approximately 1.3 million square feet of leasable space, which is 99.8% leased. The Company’s total assets are in excess of $125 million based on book value determined in accordance with GAAP. At September 30, 2013, based on book value under GAAP, approximately 76%

of the Company’s properties are located in the United States and approximately 24% are located in Germany. The Company’s tenants include Samsonite LLC, Mercedes Benz Financial Services USA, LLC, FedEx Ground Package System, Inc., DynCorp International, LLC and a number of popular value retailers in Germany.

In view of the SEC requirements relating to the timing of the filing of this response to the Bidders’ Offer, and the length of time necessary to conduct a valuation, the Company’s management did not provide the Board with an estimate of the value of the Company or the net asset value per Share in response to the Offer. However the Board believes the $3.00 per Share Offer Price is inadequate based on the Bidders’ own estimated per Share value of $6.71. The Board acknowledges that there can be no certainty regarding the current net asset value per Share or the long-term value of a Share, and that the value of a Share is dependent on a myriad of factors including the general economic conditions and other factors referenced under “Cautionary Note Regarding Forward-Looking Statements” in Item 8 of this Schedule 14D-9. The Company is currently planning to conduct a valuation for the purpose of determining an estimated net asset value per Share on or before October 23, 2014.

Balancing the factors described above, the Board has determined that the Offer is not in the best interests of the Company’s stockholders. However, in view of the number and complexity of these factors, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

Accordingly, the Board recommends that the stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board believes that each stockholder must evaluate whether to tender his, her or its Shares to the Bidders pursuant to the Offer based on all the information available, including the factors considered by the Board and described above. The Company acknowledges that because the Company suspended its Redemption Plan and there currently is no trading market for the Shares, an individual stockholder may determine whether to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his, her or its Shares to the Bidders pursuant to the Offer, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions (which can change periodically), or (ii) the timing of providing liquidity to the stockholders.

(d) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company, nor to the knowledge of the Company any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the 60 days immediately preceding the filing of this Schedule 14D-9, no transactions in the Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) the tender offer or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

The information set forth in the letter to stockholders, dated November 22, 2013, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Some factors that might cause such a difference include, but are not limited to, the following: any inability of the Company to identify a liquidity event or, even if identified, complete a transaction on favorable terms; risks associated with the Company’s investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in the Company’s offering of its shares, including the limited number of investments made; risks of doing business internationally, including currency risks; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; the Company’s inability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to property expansions and renovations; competition for properties and/or tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; consequences of the Company’s net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to maintain the Company’s REIT qualification; and the Company’s inability to protect its intellectual property and the value of its brand.

Given these uncertainties, the Company cautions you not to place undue reliance on such statements. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the Company’s documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at http://www.incometrust.com.

The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated November 22, 2013.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2013.**

*	Included in the letter mailed to the Company’s stockholders.
**	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013		GLOBAL INCOME TRUST, INC. a Maryland corporation

	By:	/s/ Andrew A. Hyltin
Andrew A. Hyltin Chief Executive Officer and President